# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: BuzzFeed, Inc., CIK 0001828972
CUSIP: 12430A300
Title of class of securities: Buzzfeed, Inc., Class A Common Stock, par value $0.0001
Address of issuer's principal executive offices: 50 WEST 23RD STREET, 6TH FLOOR, NEW YORK, New York (NY), 10010
Date of event which requires filing of this statement: 05/12/2026
Filed by CIK 0001635075
Persons authorized to receive notices and communications: Vivek Ramaswamy, c/o Steve Roberts, 611 Pennsylvania Ave., SE, Suite 353, Washington, District Of Columbia (DC), 20003, 2024173529

## Reporting persons
- Ramaswamy Vivek (CIK 0001635075): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Buzzfeed, Inc., Class A Common Stock, par value $0.0001
Name of issuer: BuzzFeed, Inc.
Address of issuer's principal executive offices: 50 WEST 23RD STREET, 6TH FLOOR, NEW YORK, New York (NY), 10010

## Item 2. Identity and Background
Name of person filing: Vivek Ramaswamy
Residence or business address: c/o Steve Roberts, 611 Pennsylvania Ave., SE, Suite 353, Washington, DC 20003
Present principal occupation or employment: Entrepreneur
Criminal convictions in the last five years: N/A
Civil proceedings (securities laws) in the last five years: N/A
Citizenship: United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: N/A - sale transactions

## Item 4. Purpose of Transaction
Purpose of transaction: Disposition of a material number of securities

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: none
Number of shares as to which each person has sole or shared power to vote or dispose: 0
Transactions in the class effected during the past sixty days: Sale of 3,129,779 shares on 5/12/2026, comprised of 3,090,779 common shares at an average price of $1.56, and 39,000 warrants at an average price of $0.04, totaling 8.6% of the total class of 36,296,018 shares as of 5/5/2026
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: 5/12/2026

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: N/A

## Signatures
- Ramaswamy Vivek: /s/ Stephen Roberts, as Attorney-in-Fact for Vivek Ramaswamy, Vivek Ramaswamy (05/14/2026)